From: Jane Hong Shissler
To: Hallock, Houghton R.;
cc: Morrison C Warren;
Subject: First Trust NASDAQ ABA Community Bank Index Fund
Date: Thursday, June 25, 2009 3:04:12 PM

Howie:

As we discussed on our telephone conversation, we will revise the following items in the summary prospectus of the Fund:

1. In the "Financial Intermediary Compensation" section, we will add the language ,"These payments may create a conflict of interest by influencing the broker-deaker..."

2. In the language that precedes the fee table, we will add the language "and selling" so that the sentence will now read, " Investors purchasing and selling Shares..."

We understand that this should suffice for the registration statement to be declared effective shortly. Thank you.

Jane Hong Shissler
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603
(312) 845-3405 Direct dial
(312) 516-1405 Facsimile
shissler@chapman.com

Chapman and Cutler LLP is an Illinois limited liability partnership that has elected to be governed by the Illinois Uniform Partnership Act (1997).